UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-50711

NORTHERN GROWERS, LLC

(Exact name of registrant as specified in its charter)

48416 144th Street, PO Box 356, Big Stone City, SD 57216

605-862-7902

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Capital Units

(Title of each class of securities covered by this Form)

None

 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 198

Pursuant to the requirements of the Securities Exchange Act of 1934, Northern Growers, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	July 2, 2010	By:	/s/ Robert Narem
		Name:	Robert Narem
		Title:	Chief Executive Officer